中远投资（新加坡）有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

[redacted]EK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
[redacted]L: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G

04046312

82-4033

... Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/JL/ps **Exemption No. ~~33-91910~~**

10 November 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

RECEIVED
2004 NOV 22 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

COSCO ~~CORPORATION~~ Investment (SINGAPORE) LIMITED
(EXEMPTION NO. ~~33-91910~~)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"): -

Date of Announcement	**Description of Announcement**
8 November 2004	Proposed Acquisition of approximately 51% interest in the Registered Capital of Cosco Shipyard Group Co., Ltd
8 November 2004	Third Quarter Financial Statement for the Period Ended 30 September 2004

dlw 11/30

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

Encs

c.c. Mr Ji Haisheng (Fax No. 63361217, letter only)

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	08-Nov-2004 12:39:57
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	PROPOSED ACQUISITION OF APPROXIMATELY 51% INTEREST IN THE REGISTERED CAPITAL OF COSCO SHIPYARD GROUP CO., LTD
Description	
Attachments:	Announcement.pdf Total size = **62K** (2048K size limit recommended)

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COSCO CORPORATION (SINGAPORE) LIMITED
(Company Registration no: 196100159G)

PROPOSED ACQUISITION OF APPROXIMATELY 51% INTEREST IN THE REGISTERED CAPITAL OF COSCO SHIPYARD GROUP CO., LTD

The Board of Directors wishes to announce, with reference to the Circular to Shareholders dated 1 November 2004, condition precedent under section 3.4(c) has been satisfied.

With reference to condition precedent under section 3.4(d), the board of directors is pleased to announce that the PRC regulatory authority has granted approval on 5 November 2004 for the Company to acquire 51% interest in the registered capital of Cosco Shipyard Group Co., Ltd. With this approval, the Company shall proceed to apply for the business licence and an appropriate announcement will be made accordingly.

Submitted by Mr Ji Haisheng, President on 08/11/2004 to the SGX

Third Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	08-Nov-2004 12:38:30
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2004

Attachments:

Q32004Final.pdf
Total size = **316K**
(2048K size limit recommended)

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COSCO CORPORATION (SINGAPORE) LIMITED
(Company Registration no:- 196100159G)

SINGAPORE

Third Quarter Financial Statement for the Period Ended 30/09/2004

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) Income Statement

	Group					
	S$'000		%	S$'000		%
	Q3 2004	Q3 2003	Change	YTD 2004	YTD 2003	Change
Turnover	32,465	24,361	33	84,679	68,215	24
Cost of sales	(15,720)	(14,031)	12	(45,723)	(44,375)	3
Gross profit	16,745	10,330	62	38,956	23,840	63
Other operating income	1,789	498	259	3,342	1,226	173
Distribution costs	(277)	(322)	(14)	(830)	(895)	(7)
Administrative expenses	(2,686)	(2,625)	2	(8,651)	(7,733)	12
Other operating expenses	(6,593)	0	NM	(6,593)	0	NM
Exceptional items	0	0	0	0	15	NM
Operating profit	8,978	7,881	14	26,224	16,453	59
Net finance costs	(2,963)	(2,952)	0	(7,207)	(8,050)	(10)
Share of results of associated companies	7,996	3,031	164	29,664	9,745	204
Amortisation of goodwill of an associated company	(145)	(145)	0	(434)	(434)	0
Profit before tax	13,866	7,815	77	48,247	17,714	172
Tax	(1,476)	(533)	177	(4,676)	(1,906)	145
Profit from ordinary activities	12,390	7,282	70	43,571	15,808	176
Minority interest	(293)	(275)	7	(666)	(722)	(8)
Net profit	12,097	7,007	73	42,905	15,086	184

(ii) Breakdown and Explanatory Notes to Income Statement

	Group					
	S$'000		%	S$'000		%
	Q3 2004	Q3 2003	Change	YTD 2004	YTD 2003	Change
Profit before tax is arrived at after (charging)/crediting:						
Investment income	36	0	NM	36	0	NM
Other income including interest income	1,884	520	262	3,632	1,395	160
Interest on borrowings	(2,221)	(2,720)	(18)	(6,976)	(8,421)	(17)
Depreciation and amortisation	(5,956)	(6,094)	(2)	(18,280)	(17,933)	2
Profit on disposal of property, plant and equipment	0	11	NM	3	35	(91)
Property, plant and equipment written off	(231)	0	NM	(231)	0	NM
Impairment in value of investment properties	(6,362)	0	NM	(6,362)	0	NM
Foreign exchange (loss)/gain	(873)	(255)	242	(557)	202	NM
The Group's exceptional item comprises:						
Profit on disposal of a subsidiary	0	0	0	0	15	NM
Adjustment for under provision of tax in respect of prior years:						
Income tax	(38)	(10)	280	(32)	(291)	NM

NOTES:

NM denotes not meaningful.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	S$'000	S$'000	S$'000	S$'000
	30/09/2004	31/12/2003	30/09/2004	31/12/2003
Current assets				
Cash and cash equivalents [1]	77,943	86,124	28,102	53,407
Trade and other receivables [2]	14,640	22,672	820	2,556
Trading properties [3]	24,415	615	0	0
	116,998	109,411	28,922	55,963

Non-current assets				
Deferred expenditure	101	0	101	0
Non-trade receivables	855	864	0	0
Other investments	556	558	200	200
Investments in associated companies	79,829	69,810	55,967	58,212
Investments in subsidiaries	0	0	165,418	171,054
Investment properties [3]	0	30,275	0	0
Property, plant and equipment	341,755	352,774	412	473
Deferred tax assets	201	201	0	0
	423,297	454,482	222,098	229,939
Total assets	540,295	563,893	251,020	285,902
Current liabilities				
Trade and other payables [1]	42,024	54,170	7,160	20,399
Borrowings [1]	37,415	43,317	586	5,068
Provision	2,810	2,288	0	0
Current tax	1,522	1,519	640	616
	83,771	101,294	8,386	26,083
Non-current liabilities				
Other payables	4,300	4,493	100	107
Borrowings [1]	144,368	183,922	0	26,869
Deferred tax	251	252	0	0
	148,919	188,667	100	26,976
Total liabilities	232,690	289,961	8,486	53,059
Net assets	307,605	273,932	242,534	232,843
Shareholders' equity				
Share capital	216,908	179,648	216,908	179,648
Reserves	773	25,780	527	27,499
Retained profits	88,440	65,866	25,099	25,696
Total shareholders' equity	306,121	271,294	242,534	232,843
Minority interest	1,484	2,638	0	0
	307,605	273,932	242,534	232,843

NOTES:

[1] The decrease in Cash and cash equivalents was due to the repayment of bank loans and the final instalment payment for the purchase consideration of Cosco (Dalian) Shipyard Co., Ltd. These had resulted in a decrease in Borrowings and Trade and other payables.

[2] The decrease in Trade and other receivables was mainly due to the first instalment paid for the construction of two vessels by Nantong Cosco KHI Ship Engineering Co, Ltd which was disclosed under Deposits as at 31 December 2003 and reclassified to Property, Plant and Equipment - Vessel under construction as at 30 September 2004, following the approval of the purchase obtained from the Shareholders at the Extraordinary General Meeting held on 20 April 2004.

[3] As the Group has the intention to dispose the Investment Properties, these were reclassified as Trading Properties.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30/09/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
36,829,000	586,000	38,249,000	5,068,000

Amount repayable after one year

As at 30/09/2004		As at 31/12/2003	
Secured	Unsecured	Secured	Unsecured
144,368,000	0	176,422,000	7,500,000

Details of any collateral

Secured borrowings are generally secured by the group's leasehold land and buildings, motor vessels, motor vehicles, investment properties and trading property with net book values totalling $353,352,000 (2003: $376,792,000).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	
	S$'000	
	Q3 2004	Q3 2003
Cash flow from operating activities		
Profit before tax and share of results of associated companies	6,015	4,929
Adjustments for:		
Depreciation of property, plant and equipment	5,810	5,957
Depreciation of investment properties	38	38
Impairment in value of investment properties	6,362	0
Profit on disposal of property, plant and equipment	0	(11)
Property, plant and equipment written off	231	0
Preference dividend (financing)	1	299
Interest expense (financing)	2,221	2,421
Interest income (investing)	(131)	(22)
Operating cash flow before working capital changes	20,547	13,611
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Receivables	1,991	(2,917)
Payables	3,043	321
Exchange differences	(789)	(357)
Cash generated from operations	24,792	10,658

Income tax paid	249	(298)
Net cash inflow from operating activities	25,041	10,360
Cash flows from investing activities		
Proceeds from disposal of property, plant and equipment	0	13
Payments for purchase of property, plant and equipment	(467)	(374)
Payment for purchase of an associated company	0	(18,103)
Increase in deferred expenditure	(101)	0
Interest received	114	22
Dividend income received from associated companies	153	0
Purchase of transferable club memberships	0	(117)
Net cash outflow from investing activities	(301)	(18,559)
Cash flows from financing activities		
Repayment of bank loans and other term loans	(9,274)	(5,648)
Proceeds from bank loans and other term loans	0	6,298
Repayment of finance lease liabilities	(6)	(5)
Proceeds from issue of ordinary shares	0	1,220
Interest paid	(3,496)	(2,258)
Net cash outflow from financing activities	(12,776)	(393)
Net increase/(decrease) in cash and cash equivalents held	11,964	(8,592)
Cash and cash equivalents at the beginning of the financial period	65,979	29,742
Cash and cash equivalents at the end of the financial period	77,943	21,150
Cash and cash equivalents represented by:		
Bank and cash balances	22,290	15,840
Fixed deposits with financial institutions	55,653	17,661
Bank overdrafts	0	(12,351)
	77,943	21,150

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital	Reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000
The Group				
Balance at 1 July 2004	216,908	1,383	80,384	298,675
Net loss not recognised in income statement				
- Foreign currency translation differences	0	(4,651)	0	(4,651)
Net profit for the financial period	0	0	12,097	12,097
Total recognised losses and gains for the financial period	0	(4,651)	12,097	7,446
Transfer from retained profits to statutory reserve	0	4,041	(4,041)	0
Balance at 30 September 2004	216,908	773	88,440	306,121

Balance at 1 July 2003	144,984	13,694	52,193	210,871
Net loss not recognised in income statement				
- Foreign currency translation differences	0	(3,448)	0	(3,448)
Net profit for the financial period	0	0	7,007	7,007
Total recognised losses and gains for the financial period	0	(3,448)	7,007	3,559
Issue of share capital	1,168	52	0	1,220
Conversion of RCCPS into ordinary shares	33,136	16,201	0	49,337
Balance at 30 September 2003	179,288	26,499	59,200	264,987
The Company				
Balance at 1 July 2004	216,908	527	28,818	246,253
Net loss for the financial period	0	0	(3,719)	(3,719)
Balance at 30 September 2004	216,908	527	25,099	242,534
Balance at 1 July 2003	144,984	11,227	34,567	190,778
Net loss for the financial period	0	0	(3,352)	(3,352)
Issue of share capital	1,168	52	0	1,220
Conversion of RCCPS into ordinary shares	33,136	16,201	0	49,337
Balance at 30 September 2003	179,288	27,480	31,215	237,983

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

There was no change in the issued and paid-up capital since the end of the previous period reported on.

The outstanding share options under the Cosco Group Employees' Share Option Scheme as at 30 September 2004 were 17,130,000 (Q3 2003: 8,465,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not Applicable

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has adopted the same accounting policies and method of computation in the financial statements for the current period compared with the audited financial statements for the financial year ended 31 December 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Not Applicable

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group			
	Q3 2004	Q3 2003	YTD 2004	YTD 2003
(i) Based on the weighted average number of ordinary shares on issue	1.12 cents	0.74 cents	3.96 cents	1.80 cents
(ii) On a fully diluted basis	1.11 cents	0.74 cents	3.95 cents	1.79 cents

NOTES:

The earnings per ordinary share is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend by the weighted average number of ordinary shares in issue during the period.

The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options and Redeemable Cumulative Convertible Preference Shares (RCCPS) which would dilute the basic earnings per share.

The comparative figures for earnings per ordinary share had been adjusted to account for the effect of bonus issue in Q2 2004.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group		Company	
	30/09/2004	31/12/2003	30/09/2004	31/12/2003
Net asset value per ordinary share	28.23 cents	25.17 cents	22.36 cents	21.60 cents

The comparative figures for Net asset value per ordinary share had been adjusted to account for the effect of bonus issue.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Overview

The Group continued to achieve significant progress in its core shipping and ship repair business expansion strategy during Q3 2004.

Following the acquisitions of 40% of COSCO (Dalian) Shipyard Co., Ltd ("COSCO Dalian") in August 2003 and 50% of COSCO (Nantong) Shipyard Co., Ltd ("COSCO Nantong") in February 2002, the Company entered into an agreement on 11 September 2004 for the conditional acquisition of 51% interest in COSCO Shipyard Group Co., Ltd ("COSCO Shipyard"). The Company will seek the shareholders' approval in the forthcoming EGM to be held on 18 November 2004.

COSCO Shipyard is the largest ship repair and conversion group in the People's Republic of China (PRC) with 7 strategic locations situtated along the busy coast line. The acquisition of COSCO Shipyard signifies yet another step forward in its long-term scheme of growing the Group's ship repair and conversion business in the PRC.

Turnover

Group turnover grew 33% from $24.4m in Q3 2003 to $32.5m in Q3 2004 on continuing strong performance by dry bulk shipping business. This was boosted by strong demand and high freight rates secured on renewals of charter hire contracts, including one renewal in Q3 2004. Dry bulk shipping constituted 78.3% of Group turnover in Q3 2004 as it remained the largest turnover contributor.

For the nine months ended 30 September 2004, turnover rose 24% to $84.7m from $68.2m in corresponding period last year underpinned by strong growth registered by the Group's dry bulk shipping business.

Profitability

The Group accomplished strong profit growth on margin expansions across almost all profit lines:-

Margin	3 months ended 30 September		9 months ended 30 September	
	2004	2003	2004	2003
Gross profit	51.6%	42.4%	46.0%	34.9%
Operating profit	27.7%	32.4%	31.0%	24.1%
Pre-tax profit	42.7%	32.1%	57.0%	26.0%
Net profit	37.3%	28.8%	50.7%	22.1%

Excluding a one-time provision for impairment in value of Investment Properties in Q3 2004 for comparative purpose, Group profitability would have been as follows:-

	3 months ended 30 September			9 months ended 30 September		
	2004	2003	Change	2004	2003	Change
Operating profit	**$15,340**	$7,881	+95%	**$32,586**	$16,453	+98%
Margin	***47.3%***	*32.4%*		***38.5%***	*24.1%*	
Pre-tax profit	**$20,228**	$7,815	+159%	**$54,609**	$17,714	+208%
Margin	***62.3%***	*32.1%*		***64.5%***	*26.0%*	
Net profit	**$18,459**	$7,007	+163%	**$49,267**	$15,086	+227%
Margin	***56.9%***	*28.8%*		***58.2%***	*22.1%*	

Gross profit has improved by 62% from $10.3m in Q3 2003 to $16.7m in Q3 2004 due to higher turnover and profitability on firmer freight rates.

The Group was able to maintain effective management and control over its expenses as core businesses continue to record strong growth. As a result, distribution costs dipped 14% while administrative expenses recorded only a marginal increase of 2% in Q3 2004 as business activities surged during the period. Other operating income rose 259% from $0.5m in Q3 2003 to $1.8m in Q3 2004 was due to receipt of compensation on early termination of charter hire agreements.

As part of the Group's non-core business divestment exercise, it undertook an independent valuation of its last non-core properties with the intention to dispose them. The marking of the properties from book value to appraised market value resulted in a provision for impairment in value of properties of $6.4m.

Despite the moderating effect of such one-off provision on operating profit margin, the Group registered a 14% growth in operating profit from $7.9m in Q3 2003 to $9.0m in Q3 2004. Excluding the one-time provision in Q3 2004, operating profit would have almost doubled from $7.9m in Q3 2003 to $15.3m in Q3 2004.

Share of profits from associates soared 164% from $3m in Q3 2003 to $8m in Q3 2004 on the back of strong growth in COSCO Nantong and COSCO Dalian. Contribution from COSCO Nantong increased by 88% from S$2.3m in Q3 2003 to $4.3m in Q3 2004, while COSCO Dalian contributed, 422% from $0.7m in Q3 2003 to $3.7m in Q3 2004 .

Overall, net profit has significantly increased by 73% from $7.0m in Q3 2003 to $12.1m in Q3 2004, notwithstanding an increase in effective tax rate from 6.8% to 10.6% which was mainly due to the tax payable by the two associated companies following the expiry of their tax holidays. For the nine months ended 30 September 2004, net profit surged 184% from $15.1m in YTD 2003 to $42.9m in YTD 2004.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's results for Q3 2004 are in line with the commentary made in paragraph 10 of the Group's Second Quarter Financial Statement released on 27 July 2004.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The Group expects business prospects to remain buoyant for the rest of the year as it continues its core business expansion drive.

The strategic acquisition of 51% of COSCO Shipyard, the largest ship repair and conversion group in the PRC, will enhance the Group's competitive position in the robust ship repair and conversion industry in the PRC. Upon completion of the acquisition, the Group is well-positioned to benefit from the PRC's emergence as one of the most important ship repair centers in the world as trade and economic activities expand rapidly.

The COSCO Shipyard has guaranteed to the Company that it will achieve a net profit of at least RMB 200m (S$ 41m) for the financial year ending 31 December 2004. Equipped with two largest cape size floating docks in the PRC and four Panamax size docks along the PRC's busy coast line, COSCO Shipyard is poised to contribute positively to the Group's turnover and profitability when the acquisition is completed. The acquisition will also allow the Group to synergistically and efficiently manage and allocate its manpower and technical resources for its ship repair and conversion business.

The Group had announced the disposal of an old vessel (M V Sea Swan) in October 2004. The gain on disposal will be realized and booked in Q4 2004. With the Baltic Freight Index staying at current level, the Group expects charter hire from its shipping business to improve.

Barring unforeseen circumstances, the Group expects both turnover and net profit for FY 2004 to be signficantly higher than FY 2003.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect.

The directors do not recommend the payment of interim dividend on the ordinary shares for the current financial period.

The dividend of 5.7 cents per RCCPS par value S$0.01 less 20% Singapore Income Tax will be paid on 16 November 2004 in accordance with the terms of the preference shares.

13. Interested Person Transactions

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial period:

Name of interested person	Aggregate value of all interested person transaction during the financial period under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
	S$'000	S$'000	
		Q3 2004	YTD 2004
Between Subsidiaries and:			
Cosco Container Lines		3,081	9,870
Cosco Bulk Carrier Co.		0	208
Cosco Chartering and Shipbroking (UK) Ltd		2,292	6,784
Guangzhou Ocean Crew Co.		445	1,327
Qingdao Ocean Crew Co.		334	996
Shanghai Ocean Crew Co.		557	1,659
Chimbusco (S) Pte Ltd		0	113
		6,709	20,957
Between Associated companies of the Group and:			
Cosco Shipyard Group Co., Ltd		711	1,975
Cosco Nantong Steel Co., Ltd		0	472
Cosco Bulk Carrier Co.		355	1,167
Cosco Dalian		0	881
Cosco Hongkong		0	331
Cosco Container Lines		0	866
Nantong Cosco Clavon Antisepsis Engineering Ltd		241	241
		1,307	5,933

BY ORDER OF THE BOARD

Mr Ji Haisheng
President
08/11/2004